UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Charlotte’s Web Holdings, Inc.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

16106R109

(CUSIP Number)

Matthew R. Triplett

BT DE Investments Inc.

103 Foulk Road, Suite 111

Wilmington, Delaware 19803

(302) 656-1950

With a copy to:

Bradley C. Brasser

Jones Day

90 South Seventh Street, Suite 4950

Minneapolis, Minnesota 55402

(612) 217-8886

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS BT DE Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,670,540 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,670,540 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,670,540 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS British American Tobacco p.l.c.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,670,540 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,670,540 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,670,540 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (See Item 5)
14	TYPE OF REPORTING PERSON CO

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This Statement on Schedule 13D is filed with respect to 37,670,540 common shares, no par value (the “Shares”), of Charlotte’s Web Holdings, Inc. (the “Issuer”), issuable upon conversion of the outstanding fully accreted principal amount of the Convertible Debenture (the “Convertible Debenture”) the held by BT DE Investments Inc. (the “Purchaser”) as of the date of this Statement. The Purchaser is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville Securities Limited, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c. (“BAT”). BAT and the aforementioned wholly owned subsidiaries of BAT are collectively referred to herein as the “BAT Entities”.

The calculation of the number of Shares of the Issuer issuable to the Purchaser upon full conversion of the Convertible Debenture is based on outstanding principal of C$75,341,080 and does not include accrued and unpaid interest which may be payable in Shares at the maturity date or date of earlier conversion of the Convertible Debenture.

This Statement on Schedule 13D is being filed in connection with the acquisition by the Purchaser of the Convertible Debenture pursuant to a Subscription Agreement dated as of November 14, 2022, between the Purchaser and the Issuer (the “Subscription Agreement”).

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Item 1. Security and Issuer

The class of equity securities to which this Statement relates is the common shares, no par value, of the Issuer (“common shares”). The name of the Issuer is Charlotte’s Web Holdings, Inc. and the principal executive office of the Issuer is located at 700 Tech Court, Louisville, Colorado, 88027.

Item 2. Identity and Background

(a) - (c) This Statement is being filed jointly by the Purchaser and BAT (together, the “Reporting Persons”). An agreement among the Reporting Persons that this Statement on Schedule 13D be filed on behalf of each of them is attached hereto as Exhibit 99.1.

The name, state or other place of organization and address of the principal office of each of the Reporting Persons and the other BAT Entities are set forth on Schedule A attached hereto and are incorporated herein by reference. The BAT Entities operate a leading consumer-centric, multi-category consumer goods business dedicated to stimulating the senses of adult consumers worldwide. Alongside the BAT Entities’ traditional cigarette products, the group’s portfolio of non-combustible products includes alternatives such as vapour products, tobacco heating products, and modern oral pouches, as well as traditional oral products such as snus and moist snuff.

The name, citizenship, business address, present principal occupation or employment, and the name, business address and principal business of any corporation or other organization in which such employment is conducted, of each director and executive officer of the BAT Entities (collectively referred to herein as the “BAT Directors and Officers”) are set forth on Schedule B attached hereto and incorporated herein by reference.

(d) During the last five years, neither any of the BAT Entities nor, to the knowledge of the Reporting Persons, any of the BAT Directors and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the BAT Entities nor, to the knowledge of the Reporting Persons, any of the BAT Directors and Officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 14, 2022, the Purchaser subscribed for and purchased the Convertible Debenture for an aggregate purchase price of C$75,341,080 pursuant to the Subscription Agreement (the (“Transaction”). The source of funds for such purchase was dividends from other U.S. subsidiaries of BAT.

Item 4. Purpose of the Transaction

The Purchaser entered into the Transaction as part of a strategic investment in the Issuer.

The Convertible Debenture will accrue interest at an annualized rate of 5.00% until such time that there is federal regulation permitting the use of cannabidiol, a phytocannabinoid derived from the plant Cannabis sativa L. (“CBD”), as an ingredient in food products and dietary supplements in the United States. Following federal regulation of CBD, the annualized rate of interest will reduce to 1.5%. The maturity date for the Convertible Debenture is November 2029. The Debenture was issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”) and Rule 506 of Regulation D promulgated under the Securities Act.

The Purchaser is entitled to convert the Convertible Debenture into Shares at any time.

The interest under the Convertible Debenture will be settled on maturity or earlier conversion, through (a) the issuance of Shares, or, (b) if mutually agreed by the Issuer and the Purchaser, through the payment of cash. The number of Shares will be determined as of the conversion date based upon (i) if the common shares are listed on the Toronto Stock Exchange or any other national securities exchange in the United States or Canada (a “Stock

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Exchange”) at the time of conversion, the market price (as determined in accordance with the policies of the Stock Exchange) of the common shares or (ii) if the Shares are not listed on a Stock Exchange at the time of conversion, at the fair market value of the common shares determined by an independent financial advisor appointed by the Issuer and consented to by the Purchaser. Completion of any conversion of the Convertible Debenture will be subject to customary closing conditions, including but not limited to regulatory and any applicable stockholder approvals. The Issuer, however, is not entitled to pre-pay the Convertible Debenture in whole or in part.

The Convertible Debenture will be subject to redemption at the option of the Purchaser for an amount in cash equal to all principal and then outstanding unpaid interest at the redemption date if the Issuer materially breaches the terms of the Convertible Debenture if the breach remains uncured for 20 business days after the giving of notice of such breach. If the Issuer’s enters into or commences operations or activities in violation of the laws concerning cannabis in certain jurisdictions, the Purchaser will be entitled to elect to sell or otherwise transfer the Convertible Debenture or require its redemption for cash within 90 days following the expiration of a 30-day negotiation period. In such event, the Issuer may redeem the Convertible Debenture for the lesser of all principal and then outstanding interest or the aggregate value of the percentage ownership interest in the Issuer (assuming conversion of the Convertible Debenture into Shares as of the repayment date).

Concurrently with the issuance of the Convertible Debenture, the Issuer and the Purchaser entered into an Investor Rights Agreement, dated November 14, 2022 (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, the Purchaser has the right to nominate up to 20% of the board of directors of the Issuer (the “Board”), subject to the Purchaser maintaining certain share ownership thresholds. The Investor Rights Agreement provides that, prior to the first shareholder meeting of the Issuer at which individuals are proposed for election as directors, the Board will appoint to the Board a nominee designated by the representative of the Purchaser no fewer than 30 days following such designation. Such designee is expected to be appointed to the Board in due course. The Purchaser may, subject to the terms and conditions of its nomination rights, replace its nominee directors from time to time.

In addition, the Purchaser will be provided with certain governance rights, so long as it maintains certain share ownership thresholds, including pre-emptive rights, top-up rights and customary piggyback registration rights. The Purchaser has agreed that for a period of 18 months following the date on which the Convertible Debenture is converted into Shares the Purchaser will not transfer or otherwise dispose of those Shares, subject to specified exceptions. Additionally, until the second anniversary of the issuance of the Convertible Debenture the Purchaser and its affiliates are limited from taking certain actions, including acquiring more than 19.9% of the voting or equity securities of the Issuer, subject to specified exceptions.

Each the Reporting Person intends to review its investment in the Issuer on a continuing basis and may, subject to the terms of the Investor Rights Agreement, depending upon a number of factors including market and other conditions, increase or decrease its beneficial ownership, degree of control or influence, direction or economic exposure over securities of the Issuer through market transactions, private agreements, treasury issuances, exercise of options, convertible securities, derivatives, swaps or otherwise. The Reporting Persons may engage with the Board regarding the Issuer’s business and prospects. The Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure of business of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, a merger, disposition, sale of the Issuer’s assets or changes in the Issuer’s capitalization. Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer

(a)

See items 7 through 13 on the cover pages to this Statement on Schedule 13D. The Purchaser is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville Securities Limited, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of BAT. In addition to the Purchaser, each of BATUS Holdings Inc.,

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Louisville Securities Limited, British-American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (2012) Limited, British American Tobacco (1998) Limited and BAT may be considered to be a beneficial owner of the Shares by virtue of their direct and indirect ownership of all of the equity and voting power of the Purchaser. The Shares issuable to the Purchaser upon full conversion of the Convertible Debenture comprise approximately 19.9% of the outstanding common shares (based on 151,628,652 common shares outstanding as of November 11, 2022 (as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2022) plus the 37,670,540 Shares issuable upon full conversion of the Convertible Debenture).

(b)

See items 7 through 13 on the cover pages to this Statement on Schedule 13D. The Purchaser has power both to dispose of and exercise the voting rights attributable to the Shares. Each of BATUS Holdings Inc., Louisville Securities Limited, British-American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (2012) Limited, British American Tobacco (1998) Limited and BAT may be deemed to control the Purchaser and therefore share voting power and investment power with respect to the Shares. See Item 2 of this Statement on Schedule 13D for information on the BAT Entities.

(c)

Except for the subscription and purchase by the Purchaser from the Issuer of the Convertible Debenture on November 14, 2022 pursuant to the Subscription Agreement as set out above, none of the Reporting Persons has effected any transaction in Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2 and 4 hereof are incorporated herein by reference.

The Issuer and the Purchaser are parties to the Investor Rights Agreement. Pursuant to, and on the terms and conditions of, the Investor Rights Agreement:

•

the Purchaser, BAT and their affiliates (the “BAT Group Permitted Holders”) have the right to nominate up to 20% of the Board, rounding up to the nearest whole member for so long as the BAT Group Permitted Holders maintain at least 15% beneficial ownership of the Issuer, and up to 10% of the Board, for so long as the BAT Group Permitted Holders maintain at least 10% beneficial ownership of the Issuer (but less than 15%), each case, with certain grace periods if such beneficial ownership falls below such thresholds;

•

for so long as the BAT Group Permitted Holders have the right to nominate at least one member of the Board, the BAT Group Permitted Holders have the right to designate one non-voting observer to any other committee of the Board to the extent that a nominee of the BAT Group Permitted Holders is not already a voting member of such committee;

•

the BAT Group Permitted Holders have pre-emptive rights to subscribe for securities in issuances by the Issuer, or to make certain top-up purchases following a distribution in which it did not participate, in each case on the same terms and conditions as all other participants in the issuance up to an amount so as to prevent dilution of the BAT Group Permitted Holders’ ownership percentage in the Issuer; provided that the pre-emptive rights and top-up rights will terminate in the event the BAT Group Permitted Holders beneficial ownership of the Issuer falls below 10%;

•

the BAT Group Permitted Holders have demand registration rights as well as piggyback registration rights to sell all or a portion of the securities of the Issuer held by the BAT Group Permitted Holders in any distribution of shares in the capital of the Issuer to the public by way of a prospectus in Canada or a registration statement in the United States, except for any at-the-market distribution;

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•

the Purchaser and its affiliates have agreed not to purchase any voting or equity securities of the Issuer or any of its subsidiaries that would result in ownership of more than 19.9% of the voting or equity securities of the Issuer or any of its subsidiaries, enter into or pursue any acquisition or other business combination involving the Issuer or any of its subsidiaries, solicit proxies or otherwise attempt to influence the conduct of the shareholders of the Issuer, or make any public announcement or other actions with respect to any of the foregoing, in each case, for two years following the execution of the Investor Rights Agreement, subject to certain exceptions;

•

the Purchaser has agreed to a lock-up from transferring or otherwise disposing of the Shares for a period of 18 months following conversion of the Convertible Debenture, subject to specified exceptions;

•

the Purchaser has agreed to a standstill limiting its ability to acquire more than 19.9% of the voting or equity securities of the Issuer prior to the second anniversary of the issuance of the Convertible Debenture, subject to specified exceptions.

The Investor Rights Agreement will terminate upon the earliest of (a) the date on which the Convertible Debenture is repaid in full, (b) the occurrence of certain change of control transactions involving the Issuer, (c) the date on which the BAT Group Permitted Holders cease to hold the Convertible Debenture and/or any Shares issued upon exercise, conversion or exchange of the Convertible Debenture, (d) by the mutual consent of the Issuer and the Purchaser or (e) the dissolution or liquidation of the Issuer.

The Issuer and the Purchaser are parties to the Subscription Agreement pursuant to which the Purchaser subscribed for and purchased the Convertible Debenture for a purchase price of approximately C$75,341,080.

The foregoing descriptions are summaries of the material terms of the Investor Rights Agreement, the Convertible Debenture and Subscription Agreement and are qualified in in their entirety by the full terms and conditions of the Investor Rights Agreement, the Convertible Debenture and Subscription Agreement, which are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1	Joint Filing Agreement dated as of November 23, 2022, between the Reporting Persons (filed herewith).

99.2	Subscription Agreement, dated as of November 14, 2022, between the Purchaser and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on November 23 2022).

99.3	Convertible Debenture, dated as of November 14, 2022, between the Purchaser and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on November 23, 2022).

99.4	Investor Rights Agreement, dated as of November 14, 2022, between the Purchaser and the Issuer (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on November 23, 2022).

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 23, 2022

BT DE Investments Inc.

By:	/s/ Matthew R. Triplett
Name: Matthew R. Triplett
Title: Secretary

British American Tobacco p.l.c

By:	/s Paul McCrory
Name: Paul McCrory
Title: Assistant General Counsel

Schedule A

BAT Entities

BAT Entity	Name, state or other place of organization	Address of principal office

British American Tobacco p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (1998) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (2012) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British American Tobacco (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

Weston (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

B.A.T. Industries p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

British-American Tobacco (Holdings) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

Louisville Securities Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom

BATUS Holdings Inc.	Delaware	103 Foulk Road, Suite 201-3, Wilmington, DE 19803

BT DE Investments Inc.	Delaware	103 Foulk Road, Suite 201-3, Wilmington, DE 19803

Schedule B

BAT Directors and Officers

The name, country of citizenship and current principal occupation or employment of each of the BAT Directors and Officers are set forth below. Unless otherwise indicated in the tables below (i) each occupation set forth opposite an individual’s name refers to a position with a BAT Entity and (ii) the business address of such individual is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

British American Tobacco p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Luc Jobin (Chairman)	Canada	Chairman of BAT, Independent Director of Gildan Activewear Inc.

Susan Farr (Senior Independent Director)	United Kingdom	Senior Independent Director of BAT, Non-Executive Director of Lookers plc, Accsys Technologies PLC and Helical plc

Jack Bowles (Chief Executive)	France	Chief Executive of BAT

Tadeu Marroco (Finance and Transformation Director)	Brazil	Finance and Transformation Director of BAT

Kandy Anand (Non-Executive Director)	U.S.A.	Non-Executive Director of BAT and Director of Wingstop Inc. and Igniting Business Growth LLC

Karen Guerra (Non-Executive Director)	United Kingdom	Non-Executive Director of BAT and Amcor p.l.c.

Holly Keller Koeppel (Non-Executive Director)	U.S.A.	Non-Executive Director of BAT and Flutter Entertainment plc and a Director of The AES Corporation and Arch Resources Inc.

Savio Kwan (Non-Executive Director)	United Kingdom	Non-Executive Director of BAT, Co-Founder and CEO of A&K Consulting Co Ltd, Non-Executive Director of BAT, The Alibaba Hong Kong Entrepreneur Fund and Crossborder Innovative Ventures International Limited and Non-Executive Director and Advisory Board member of Homaer Financial and Non-Executive Director of Jasper Morris in Burgundy - CN and Southern England Wines.

Véronique Laury	France	Non-Executive Director of BAT and Directors of WeWork Inc., Sodexo SA, Tarkett SA, Inter IKEA Holding B.V., and Eczacıbaşı Holding Company.

Dimitri Panayotopoulos	Greece and United Kingdom	Non-Executive Director of BAT and Senior Advisor at the Boston Consulting Group, Chairman of the Board of Airway Therapeutics, Advisory Board member of JBS USA and Director of IRI.

Darrell Thomas (Non-Executive Director)	U.S.A	Non-Executive Director of BAT, Vice President and Treasurer of Harley-Davidson, Inc., and Board member of Sojourner Family Peace Center Inc., Dorman Products Inc. and Scotia Holdings (US) Inc.

British American Tobacco (1998) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A.	Director, Legal and External Affairs and General Counsel

Hae In Kim	South Korea	Director, Talent, Culture and Inclusion

Tadeu Luiz Marroco	Brazil	Finance and Transformation Director

Kingsley Wheaton	United Kingdom	Chief Growth Officer

British American Tobacco (2012) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Patrick Ian Booth	United Kingdom	Group Chief Accountant

Anthony Michael Hardy Cohn	United Kingdom	Head of Corporate Tax—UK

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Ridirectors Limited (Globe House, 1 Water Street,London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

British American Tobacco (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
David Patrick Ian Booth	United Kingdom	Group Chief Accountant

Anthony Michael Hardy Cohn	United Kingdom	Head of Corporate Tax—UK

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Daniel Wang Kit Wong	United Kingdom	Head of Corporate Treasury

Ridirectors Limited (Globe House, 1 Water Street,London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

Weston (2009) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A	Director, Legal and External Affairs and General Counsel
Tadeu Luiz Marroco	Brazil	Finance and Transformation Director

B.A.T. Industries p.l.c.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Andrew James Barrett	United Kingdom	Commercial, Director Wellbeing & Stimulation

Steven Glyn Dale	United Kingdom	Group Head of Corporate Tax

Paul McCrory	United Kingdom	Assistant General Counsel – Corporate Legal & Group Company Secretary

Neil Arthur Wadey	United Kingdom	Group Head of Treasury

British-American Tobacco (Holdings) Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A.	Director, Legal and External Affairs and General Counsel

Jack Bowles	France	Chief Executive

Luciano Comin	Italy, Argentina	Regional Director, Americas and Sub-Saharan Africa

Mihovil James Dijanosic	Australia	Regional Director, Asia-Pacific and Middle East

Syed Javed Iqbal	Pakistan	Director, Digital and Information

Zafar Aslam Khan	Pakistan	Director, Operations

Hae In Kim	South Korea	Director, Talent, Culture and Inclusion

Paul Rutger Lageweg	Netherlands	Director, New Categories

Tadeu Luiz Marroco	Brazil	Finance and Transformation Director

Guy Meldrum	New Zealand	President and CEO, Reynolds American Inc.

Dr David O’Reilly	United Kingdom	Director, Scientific Research

Johan Maurice Vandermeulen	Belgium	Regional Director, Europe and North Africa

Kingsley Wheaton	United Kingdom	Chief Growth Officer

Louisville Securities Limited

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Andrew James Barrett	United Kingdom	Commercial, Director Wellbeing & Stimulation

Anthony Michael Hardy Cohn	United Kingdom	Head of Corporate Tax—UK

Steve Glyn Dale	United Kingdom	Group Head of Corporate Tax

Neil Arthur Wadey	United Kingdom	Group Head of Treasury

Ruth Wilson	United Kingdom	Head of Group Corporate Governance

Ridirectors Limited (Globe House, 1 Water Street, London, England, WC2R 3LA)	Incorporated in the United Kingdom	Corporate director (non-trading company)

BATUS Holdings Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Alden H. Smith (Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Lisa M. Oakes (Secretary and Director) 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805	U.S.A.	Vice President of Corporation Service Company, whose business address is 4250 Lancaster Pike, Suite 302, Wilmington, DE 19805, and whose principal business is the provision of corporate and administrative services

Anthony B. Petitt (President and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Paul McCrory (Vice President and Director)	United Kingdom	Assistant General Counsel – Corporate Legal & Group Company Secretary

David Booth (Vice President and Director)	United Kingdom	Group Chief Accountant

Javier F. Suarez (Vice President – Tax) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Steven W. Coppock (Treasurer) Little Falls Centre Two, 2751 Centerville Road, Suite 300, Wilmington, DE 19808	U.S.A.	Accounting Manager of Gunnip & Company LLP, whose business address is Little Falls Centre Two, 2751 Centerville Road, Suite 300, Wilmington, DE 19808, and whose principal business is the provision of accounting and corporate consulting services

Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

BT DE Investments Inc.

Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
James J. Murphy (President and Director) 401 North Main Street, Winston-Salem, NC 27101	United Kingdom and Republic of Ireland	Executive Vice President – Scientific and Regulatory Affairs of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Anthony B. Petitt (Treasurer and Director) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Vice President – Controller Finance & Accounting and Treasurer of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Matthew R. Triplett (Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Managing Counsel – Commercial/Corporate of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Patrick Z. Messick (Assistant Secretary) 401 North Main Street, Winston-Salem, NC 27101	U.S.A.	Senior Director – Income Tax of RAI Services Company, whose principal business address is 401 North Main Street, Winston-Salem, NC 27101

Valerie B. Solomon (Assistant Secretary and Director)	U.S.A.	Head of Wellness & Stimulation Regulatory Counselling